EFACTOR GROUP CORP.

1177 Avenue of the Americas, Suite 5060

New York, New York 10036

June 2, 2015

VIA EDGAR

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	EFactor Group Corp.
Preliminary Information Statement on Schedule 14C
Filed May 13, 2015
File No. 000-51569

Dear Ms. Mills-Apenteng:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 29, 2015, regarding our Preliminary Information Statement on Schedule 14C (the “Schedule 14C”) originally filed on May 13, 2015. For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Discussion of the Reverse Split of the Company’s Capital Stock

Purpose of the Reverse Split, page 5

1.	We note your response to prior comment 2. Please revise your information statement to discuss your plans with respect to the proposed transaction as described in your response, or advise. In revising your document, please refer to Rule 135 of the Securities Act.

We note the Staff’s comment and we propose to revise the third paragraph on page 6 of the Schedule 14C as follows:

“Also, the Reverse Split will increase the number of authorized but unissued shares of our common stock and Series A Preferred Stock, which will allow us to make additional shares of capital stock available for issuance by our company as the Board deems appropriate or necessary. As we have previously publicly disclosed, based upon our currently available funds, we will need to obtain additional financing to fund our ongoing business and operations and meet our working capital needs. In that regard, we have recently engaged an investment banking firm to assist us in raising up to $15.0 million of additional capital through the possible sale of our common stock and warrants. We anticipate closing a proposed offering in the second half of 2015; however, no assurance can be made that we will be able to raise such capital on terms which are favorable to us, or at all. We would intend to use the proceeds of any such offering to fund our ongoing business and growth opportunities and to meet our working capital needs. The foregoing shall not constitute an offer by us of any securities for sale and any offering of such securities by us will be made only by means of a prospectus.

Maryse Mills-Apenteng

United States Securities and Exchange Commission

June 2, 2015

The additional authorized but unissued shares may also be needed in the future in connection with possible acquisitions of other companies, businesses or assets, or in connection with establishing strategic partnerships or other business relationships, or for other corporate purposes. We have no current agreements or understandings with respect to any future acquisitions or other material corporate relationships.”

***

The Company’s definitive information statement on Schedule 14C reflecting the revised disclosure set forth above will be filed with the SEC as soon as the Staff has reviewed this letter and has advised us that it has no further comments on the Schedule 14C. We respectfully request clearance to file the definitive information statement as soon as possible.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP.

By:	/s/	Marion Freijsen
Name: Marion Freijsen
Title: Chief Operating Officer

cc: Ellenoff Grossman & Schole LLP